Exhibit 99.1
-FOR IMMEDIATE RELEASE-
ELRON FILES PROXY STATEMENT IN CONNECTION WITH ANNUAL
GENERAL MEETING ON SEPTEMBER 24, 2009
Tel Aviv, Israel — August 26, 2009- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on August 19, 2009, it has filed with the U.S Securities and Exchange Commission and the Israel Securities Authority, its proxy statement in connection with its Annual General Meeting of Shareholders to be held at 10:30 AM, Israel time, on September 24, 2009, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel Aviv, Israel.
The proxy statement will be available as of today at no charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il, and shall be mailed to shareholders of record on or about August 28, 2009.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies which are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net